Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

TOTAL ENTERPRISE BASIS—Unaudited

(Dollars in Millions)

	Nine Months Ended September 30		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
Portion of rentals representing interest	$45	$42	$57	$63	$66	$54	$50
Capitalized interest, including discontinued operations	73	34	48	41	16	27	19
Other interest and fixed charges, including discontinued operations	175	206	279	270	316	349	375
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	—	—	12	12
Combined fixed charges and preferred stock dividends (A)	$293	$282	$384	$374	$398	$442	$456
Earnings-pretax income with applicable adjustments (B).	$3,332	$1,981	$2,843	$2,422	$1,446	$3,365	$1,884

Ratio of (B) to (A)	11.37	7.02	7.40	6.48	3.63	7.61	4.12